EXHIBIT 99.1

Utah Medical Products, Inc. Increases Regular Quarterly Dividend

Contact:  Crystal RiosNovember 1, 2022

(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq: UTMD) announces that its Board of Directors approved a quarterly cash dividend of twenty-nine and one-half cents ($.295) per share of common stock payable on January 4, 2023 to shareholders of record at the close of business on December 16, 2022.  This is a 1.7% increase over the prior regular quarterly cash dividend.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in over a hundred countries around the world as the standard for obtaining optimal long term outcomes for their patients.  For more information about Utah Medical Products, Inc., visit UTMD’s website at www.utahmed.com.